UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010






      August 11, 2005



Mr. Todd C. Crow
Secretary and Chief Financial Officer
The RiceX Company
Ms. Patricia McPeak
Chief Executive Officer
NutraCea
1261 Hawk`s Flight Court
El Dorado Hills, CA 95762


Re:	The RiceX Company
Preliminary Proxy Statement on Schedule 14A
Filed July 15, 2005
File No.  0-24285

      NutraCea
Preliminary Proxy Statement on Schedule 14A
Filed July 15, 2005
      File No.  0-32565

Dear Mr. Crow and Ms. McPeak:

	This is to advise you that we have conducted a limited review of the above proxy statements and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Confidential Treatment Request

1. We note that you have a pending application for confidential treatment. We may have additional comments upon review of the application. We may grant, deny or grant in part and deny in part your request. We will not be in a position to complete the processing of your filing until all unresolved issues, including the confidential treatment request, are resolved.

Schedules 14A for RiceX Company and NutraCea
2. We note that you are issuing shares of NutraCea common stock to the shareholders of RiceX in connection with the merger; however, you have not filed a registration statement on Form S-4 to register these shares. Please advise us when you intend to file the Form S-4 to register the shares or why you believe registration is unnecessary.
If applicable, indicate the exemption from registration that you are relying on, the number of persons that will receive NutraCea shares and, if applicable, the class(es) of persons who will receive such shares. We may have additional comments.
3. We note you include a proposal to approve an amendment to NutraCea`s bylaws to increase the number of directors that may serve on NutraCea`s board. Please tell us what thought you have given to including the information required by Item 7 of Schedule 14A, including the information about committees.
4. We note you include a proposal to approve the NutraCea 2005
Equity
Incentive Plan. Please provide the tabular information required by
Item 10(a)(2).


Closing Comments

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      Please contact Carrie Darling, Staff Attorney, at (202) 551-3724 with any questions. If you require further assistance, you may contact Timothy Levenberg, Special Counsel, at (202) 551-3707, or the undersigned at (202) 551-3740.

						Sincerely,


						H. Roger Schwall
						Assistant Director

cc:	Mike De Angelis, Esq. (916-446-1611)
	Deepak Nanda, Esq. and Jason Lavender, Esq. (310-557-8475)
      C. Darling
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Mr. Crow and Ms. McPeak
The RiceX Company/NutraCea
August 11, 2005
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